SEC MAIL PROCESSING SECTION
RECEIVED
SEP 02 2015
WASH., D.C. 194

S 15027676 ON

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 40712

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2014 (MM/DD/YY) AND ENDING 06/30/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pacific Financial Associates, NV.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1920 E. Hallandale Beach Blvd., #709
(No. and Street)

Hallandale Beach (City) FL (State) 33009 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexander Feldman 954-732-4495 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

2367 Clubhouse Drive (Address) Rocklin (City) CA (State) 95765 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alexander Feldman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pacific Financial Associates, NV., as of June 30, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

8-15-15

Signature

President

Title

PROD FDL

Notary Public

VALERIE WOLIVER
Notary Public - State of Florida
My Comm. Expires Jan 21, 2016
Commission # EE 153965
Bonded Through National Notary Assn.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Pacific Financial Associates, NV

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Fiscal Year Ended June 30, 2015

Contents

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
916/259-1666 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
Pacific Financial Associates, NV
Hallandale Beach, FL

I have audited the accompanying statement of financial condition of Pacific Financial Associates, NV (the "Company"), a Nevada corporation, which comprise the statement of financial condition as of June 30, 2015, and the related statements of income (loss), changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor was I engaged to perform, an audit of its internal control over financial reporting. My audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of June 30, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II and III, (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17a-5of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Rocklin, CA
August 11, 2015

Pacific Financial Associates, NV
Statement of Financial Condition
June 30, 2015

Assets

Cash and cash equivalents	$ 31,624
Commissions receivable	60,173
Prepaid Expenses	1,740
Total assets	$ 93,537

Liabilities and Stockholder's Equity

Accounts payable and accrued expenses	$ 10,613
Commissions payable	36,103
	46,716
Total liabilities	46,716
Stockholder's equity	
Common stock ($0 par value, 100,000 shares authorized, 47,379 shares issued and outstanding)	2,000
Paid-in capital	-
Retained earnings	44,821
Total stockholder's equity	46,821
Total liabilities and stockholder's equity	$ 93,537

The accompanying notes are an integral part of these financial statements

Pacific Financial Associates, NV
Statement of Income (Loss)
For the Fiscal Year Ended June 30, 2015

Revenues	
Commissions income	$ 469,671
Total revenues	469,671
Expenses	
Commissions expense	380,259
Insurance	3,948
Professional services	35,648
Regulatory fees	1,942
Rent	3,000
Salaries	33,316
Travel and entertainment	953
All other expenses	11,123
Total expenses	470,189
Net income (loss) before income tax provisions	(518)
Interest Income	1
Income tax provision	44
Net income (loss)	$ (561)

The accompanying notes are an integral part of these financial statements

Pacific Financial Associates, NV
Statement of Changes in Stockholder's Equity
For the Fiscal Year Ended June 30, 2015

	Common Stock Shares	Common Stock	Retained Earnings	Total
Balance, June 30, 2014	47,379	$ 2,000	$ 45,382	$ 47,382
Net Income (Loss)			(561)	(561)
Balance, June 30, 2015	47,379	$ 2,000	$ 44,821	$ 46,821

The accompanying notes are an integral part of these financial statements

Pacific Financial Associates, NV.
Statement of Changes in Financial Condition
For the Fiscal Year Ended June 30, 2015

Cash flows from operating activities:	
Net income (loss)	$ (561)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:	
(Increase) decrease in:	
Clearing broker deposit	25,190
Commissions receivable	(26,096)
Prepaid expenses	(1,740)
(Decrease) increase in:	
Accounts payable and accrued expenses	4,845
Commissions payable	2,935
Net cash provided by operating activities	4,573
Cash flows from investing activities:	-
Cash flows from financing activities:	-
Net increase in cash and cash equivalents	4,573
Cash and cash equivalents at beginning of year	27,051
Cash and cash equivalents at end of year	$ 31,624

Supplemental disclosure of cash flow information:	
Cash paid for interest	$ -
Taxes paid	$ 44

The accompanying notes are an integral part of these financial statements

Pacific Financial Associates, NV
Notes to Financial Statements
June 30, 2015

Note 1 – Organization and Nature of Business

Pacific Financial Associates, NV (the "Company") was organized in the State of Nevada on December 8th, 2000. The Company is a registered broker/dealer under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Agency (FINRA) and the Securities Investment Protection Corporation ("SIPC").

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Mutual fund retailer
- Broker or dealer selling variable life insurance or annuities

Under its membership agreement with FINRA and pursuant to Rule 15c3-3 (k) (1), the Company will not hold customer funds or safe keep customer securities. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur and include commissions from sale of mutual funds, variable annuities and insurance products.

Income Taxes – The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. However no such expenses or benefits were recorded as of June 30, 2015 because it is not material.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Note 2 – Significant Accounting Policies (continued)

Statement of Changes in Financial Condition - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 - Fair Value of Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes approximate the carrying values of such amounts.

Note 4 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule SEC Rule 15c3-1(a) (2) (vi), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2015, the Company had net capital of $20,617 which was $17,357 in excess of its required net capital of $5,000. The Company's net capital ratio was 2.09 to 1.

Note 5 - Income Taxes

At June 30, 2015 there were no Federal or State income taxes due. There is no state income tax in Nevada where incorporated and Florida corporate taxes are based on Federal taxes with a $50,000 exemption.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from July 1, 2012 to the present, generally for three years after they are filed.

Note 6 – Clearing Organization

The Company has ended its clearing agreement with a Southwest Securities and has received the clearing deposit back as of February 26, 2015 in the amount of $25,190.

Note 7– Lease Commitments

The Company rents office space on a month to month basis.

Note 8- Exemption from SEC Rule 15c3-3

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k)(1), the Company's business that limit their activities (both principal and agent) to transactions in certain redeemable securities of registered investment companies (mutual funds) or insurance products. Under this exemption, the broker-dealer may briefly handle customer funds and/or securities, but must promptly transmit such funds and securities received in connection with its broker or dealer activities. Additionally, it cannot hold funds or securities for, or owe money or securities to, customers.

Note 9 – SIPC Supplementary Report Requirement

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for fiscal year ending June 30, 2015 because the Company's SIPC Net Operating Revenues are under $500,000.

Note 10 – Subsequent Events

Management has reviewed the results of operations for the period of time from its fiscal year end June 30, 2015 through August 11, 2015, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Pacific Financial Associates, NV
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of June 30, 2015

Computation of net capital		$ 46,821
Total stockholder's equity		
Less: Non Allowable assets		
CRD deposits		(394)
Commissions receivable (net)		(24,070)
Prepaid Expenses		(1,740)
Total Adjustments		(26,204)
Net Capital		$ 20,617
Computation of net capital requirements		
Minimum net capital requirements		
6-2/3% of net aggregate indebtedness	$ 3,114	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,000
Excess net capital		15,617
Aggregate indebtedness to net capital	2.09 : 1	
Computation of aggregate indebtedness:		
Total Liabilities	$ 46,716	

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net capital per Company's computation	$ 45,081
Audit adjustments:	
Commissions receivable non allowable	(24,070)
CRD deposits	(394)
Rounding	
Net capital per Audit	$ 20,617

The accompanying notes are an integral part of these financial statements

Pacific Financial Associates, NV
Schedule II – Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of June 30, 2015

A computation of reserve requirements is not applicable to Pacific Financial Associates, NV as the Company qualifies for exemption under Rule 15c3-3(k) (1).

Pacific Financial Associates, NV
Schedule III – Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of June 30, 2015

Information relating to possession or control requirements is not applicable to Pacific Financial Associates, NV as the Company qualifies for exemption under Rule 15c3-3 (k) (1).

Elizabeth Tractenberg, CPA

2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
916/259-1666 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Exemption Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
of Pacific Financial Associates, NV

I have reviewed management's statements, included in the accompanying Pacific Financial Associates, NV Exemption Report in which (1) Pacific Financial Associates, NV identified the following provisions of 17C.F.R. 15c3-3(k) under which Pacific Financial Associates, NV claimed an exemption from 17 C.F.R. 240.15c3-3: ((k) (1)) (the "exemption provisions") and (2) Pacific Financial Associates, NV stated that Pacific Financial Associates, NV met the identified exemption provisions throughout the most recent fiscal year without exception. Pacific Financial Associates, NV's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Pacific Financial Associates, NV's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Rocklin, CA
August 11, 2015

Pacific Financial Associates NV, Inc.

August 8, 2015

To whom it may concern,

1. The broker operated under SEA 15C3-3 (K)(1). The broker does not hold customer funds or safe-keep customer securities.
2. The broker has met the identified exemption provision throughout the most recent fiscal year without exception.
3. The broker rarely receive customer funds but if we do, they are sent out to the mutual fund or insurance company.

Sincerely,

Alex Feldman
President and Chief Compliance Officer

1920 E. Hallandale Beach Blvd #709 Hallandale Beach, FL 33009 (954) 732-4495
Registered Broker-Dealer, Member FINRA and SIPC